SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form 12b-25

                           NOTIFICATION OF LATE FILING

        X Form 10-K ___Form 20-F ___Form 11-K ___Form 10-Q ___Form N-SAR

                         Commission file number 0-33457
                                                -------

                               GimmeaBid.com, Inc.
                              --------------------
                             Full Name of Registrant

                                       N/A
                                       ---
                            Former Name of Registrant

                    2100 North Main Street, Suite 215, Box 22
                    -----------------------------------------
           Address of Principle Executive Offices (street and number)

                             Fort Worth, Texas 76106
                             -----------------------
                            City, State and Zip Code

Part II - Rules 12b-25 (b) and (c)

If the subject could be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check if appropriate).

   X     (a)      The reasons  described in  reasonable  detail in Part III of
  ---             this form could not be eliminated  without  unreasonable
                  effort or expense;

   X     (b)      The subject annual report,  semi-annual report,  transition
  ---             report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or
                  portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 ---     (c)      The accountant's statements or other exhibit required by Rule
                  12b-25 (c) has been attached if applicable.


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Part III - Narrative

The Company was delayed in compiling certain information necessary for it to complete its report for the year ended December 31, 2001. The Company expects to complete and file its annual report on Form 10 KSB on or before April 15, 2002.

The Company has filed all other reports required since reporting requirements were instituted.

There are not any significant changes anticipated in the results of operations from the corresponding period of the last fiscal year that will be reflected by the earnings statements to be included in the subject report portion thereof.

Part IV - Other Information

(1)Name and telephone number of person to contact in regard to this notification

Michael Wood                 (817)                          625-5855
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Name                        Area Code                  Telephone Number

(2) Have all other reports required under Section 13 or 15 (b) of the Securities and Exchange Act of 1934 or Section 30 or the Investments Act of 1940 during the preceding 12 months (or for such shorter) period that the Registrant was required to file such reports been filed? If answer is no, identify report(s).

           X   Yes         ____ No

(3) There are not any significant changes anticipated in the results of operations from the corresponding period of the last fiscal year that will be reflected by the earnings statements to be included in the subject report portion thereof.


                               GimmeaBid.com, Inc.
                               -------------------
                  (Name of Registrant as Specified in Charter)

         has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

         Date: March 29, 2002                  By:   /s/Michael Wood
                                                  ---------------------------
                                                      Michael Wood, President





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